

Mail Stop 3628

November 6, 2019

Nicholas Galeone
President
UBS Commercial Mortgage Securitization Corp.
1285 Avenue of the Americas
New York, New York 10019

> **Re:** **UBS Commercial Mortgage Trust 2017-C4**
> **UBS Commercial Mortgage Trust 2017-C5**
> **CCUBS Commercial Mortgage Trust 2017-C1**
> **UBS Commercial Mortgage Trust 2017-C6**
> **UBS Commercial Mortgage Trust 2018-C8**
> **UBS Commercial Mortgage Trust 2018-C9**
> **UBS Commercial Mortgage Trust 2018-C10**
> **UBS Commercial Mortgage Trust 2018-C12**
> **Forms 10-K for Fiscal Year Ended December 31, 2018**
> **Filed March 25, 2019**
> **File Nos. 333-207340-04, 333-207340-05, 333-207340-06, 333-207340-07, 333-207340-09, 333-207340-10, 333-207340-11 and 333-207340-13**

Dear Mr. Galeone:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Arthur C. Sandel

Arthur C. Sandel
Special Counsel
Office of Structured Finance

cc: Chad Eisenberger, Esq.
UBS Commercial Mortgage Securitization Corp.

Frank Polverino, Esq.
Cadwalader, Wickersham & Taft LLP